                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g) of
    the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number 333-46527-01

                                   TEXACO INC.
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             (Exact name of registrant as specified in its charter)

                 2000 Westchester Avenue, White Plains, NY 10650
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   All securities listed on Exhibit A hereto.
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            (Title of each class of securities covered by this Form)

                                      None
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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [ ]          Rule 12h-3(b)(1)(i)    [X]
          Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(1)(ii)   [ ]
          Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(i)    [ ]
          Rule 12g-4(a)(2)(ii)  [ ]          Rule 12h-3(b)(2)(ii)   [ ]
                                             Rule 15d-6             [ ]

       Approximate number of holders of record as of the certification or notice date: Fewer than 300.

       Pursuant to the requirements of the Securities Exchange Act of 1934, Texaco Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 10, 2001                  TEXACO INC.



                                        By:   /s/ Robert C. Gordan
                                           -------------------------------------
                                              Robert C. Gordan
                                              Assistant Treasurer

                                    EXHIBIT A


Guarantee of 5.5% Notes due 2009 of Texaco Capital Inc.
Guarantee of 5.70% Notes due 2008 of Texaco Capital Inc.
Guarantee of 6% Guaranteed Notes due 2005 of Texaco Capital Inc. Guarantee of 6.19% Medium-Term Notes due 2003 of Texaco Capital Inc. Guarantee of 6.35% Medium-Term Notes due 2014 of Texaco Capital Inc. Guarantee of 6.45% Medium-Term Notes due 2003 of Texaco Capital Inc. Guarantee of 6.6% Medium-Term Notes due 2018 of Texaco Capital Inc. Guarantee of 6 7/8% Guaranteed Debentures due 2023 of Texaco Capital Inc. Guarantee of 6.95% Medium-Term Notes due 2001 of Texaco Capital Inc. Guarantee of 7.09% Guaranteed Notes due 2007 of Texaco Capital Inc. Guarantee of 7.23% Medium Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.25% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.25% Medium-Term Notes due 2025 of Texaco Capital Inc. Guarantee of 7.29% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.42% Medium-Term Note due 2002 of Texaco Capital Inc. Guarantee of 7.43% Medium-Term Notes due 2023 of Texaco Capital Inc. Guarantee of 7 1/2% Guaranteed Debentures due 2043 of Texaco Capital Inc. Guarantee of 7 3/4% Guaranteed Debentures due 2033 of Texaco Capital Inc. Guarantee of 7.77% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.78% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.84% Medium-Term Note due 2033 of Texaco Capital Inc. Guarantee of 7.89% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 7.9% Medium-Term Note due 2023 of Texaco Capital Inc. Guarantee of 7.91% Medium-Term Note due 2043 of Texaco Capital Inc. Guarantee of 7.95% Medium-Term Notes due 2017 of Texaco Capital Inc. Guarantee of 8% Medium-Term Notes due 2022 of Texaco Capital Inc. Guarantee of 8% Guaranteed Debentures due 2032 of Texaco Capital Inc. Guarantee of 8.03% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 8.15% Medium-Term Notes due 2027 of Texaco Capital Inc. Guarantee of 8.24% Medium-Term Notes due 2001 of Texaco Capital Inc. Guarantee of 8.24% Medium-Term Notes due 2001 of Texaco Capital Inc. Guarantee of 8.25% Medium-Term Notes due 2001 of Texaco Capital Inc. Guarantee of 8.25% Guaranteed Debentures due 2006 of Texaco Capital Inc. Guarantee of 8.375% Medium-Term Note due 2022 of Texaco Capital Inc. Guarantee of 8.375% Guaranteed Debentures due 2022 of Texaco Capital Inc. Guarantee of 8 5/8% Guaranteed Debentures due 2031 of Texaco Capital Inc. Guarantee of 8 5/8% Guaranteed Debentures due 2032 of Texaco Capital Inc. Guarantee of 8.75% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 8.75% Medium-Term Notes due 2022 of Texaco Capital Inc. Guarantee of 8.75% Medium-Term Notes due 2022 of Texaco Capital Inc. Guarantee of 8.78% Medium-Term Notes due 2002 of Texaco Capital Inc. Guarantee of 8.875% Medium-Term Notes due 2021 of Texaco Capital Inc. Guarantee of 8.875% Guaranteed Debentures due 2021 of Texaco Capital Inc. Guarantee of Medium Term Notes due 2038 of Texaco Capital Inc.